
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 21, 2015

Via E-mail
Mr. Patrick Goulding
Chief Financial Officer
American Realty Capital Global Trust, Inc.
405 Park Avenue, 14th Floor
New York, NY 10022

Re: American Realty Capital Global Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 7, 2014
File No. 0-55202

Dear Mr. Goulding:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief